Room 4561

April 25, 2007

Mr. Robert Burden
President
PlayBOX (US) Inc.
Suite 5.18, 130 Shaftesbury Avenue
London, England W1D 5EU

Re: PlayBOX (US) Inc.
Amendment No. 4 to Registration Statement on Form SB-2 filed March 28, 2007
File No. 333-134852

Dear Mr. Burden:

        We have reviewed your amended filing and response letter and have the following comment.

Amendment No. 4 to Registration Statement on Form SB-2

Notes to Consolidated Financial Statements

Note 4. Agency Exploitation Agreement, page F-23

1.   We have considered your response to prior comment number 2 from our letter dated February 8, 2007 and it remains unclear to us how you are able to conclude that the PlayBOX software is within the scope of SFAS 86.

        Based on prior responses, telephone conversations with you and information contained in prior response letters, we understand that your revenue arrangements are within the scope of EITF 00-3. Further, based on information contained in your response to prior comment number 32 from our letter dated July 5, 2006, we understand that, although the PlayBOX software is necessary for your sales, it is not sold, licensed or otherwise marketed to your customers. Rather, you retain the software and use it to provide the interface set-up and hosting service. We also understand that your customers may not, at any time, take possession of the software, run the software on their own hardware, or contract with another party to host the software. Based on this information, and after applying the guidance of EITF 00-3, you have concluded that your revenue arrangements are outside the scope of SOP 97-2.

Paragraph 7 of EITF 00-3 indicates that, if a vendor never sells leases or licenses the software in an arrangement within the scope of SOP 97-2, then the software is utilized in providing services and the development costs of the software should be accounted for in accordance with SOP 98-1. As your revenue arrangements are not within the scope of SOP 97-2, then the costs of acquiring and developing the software should be accounted for in accordance with SOP 98-1.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Christine Davis at (202) 551-3408 or Brad Skinner, Branch Chief, at (202) 551-3489 if you have questions regarding our comments on the financial statements and related matters. If you require additional assistance you may contact me at (202) 551-3462 or in my absence Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile
        Mr. Michael H. Taylor
        Lang Michener LLP
        Facsimile: (604) 685-7084